UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

ENIGMA SOFWARE GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29338 109

(CUSIP Number)

Douglas Leighton

c/o Dutchess Private Equities Fund Ltd.

50 Commonwealth Avenue, #2

Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29338 109	13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dutchess Private Equities Fund Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7

SOLE VOTING POWER

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9

SOLE DISPOSITIVE POWER

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

WITH	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.67% (based on 6,387,372 shares outstanding)
14		TYPE OF REPORTING PERSON* OO

CUSIP No. 29338 109	13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Leighton
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10

SHARED DISPOSITIVE POWER

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.67% (based on 6,3787,372 shares outstanding)
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 29338 109	13D	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Novielli
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8

SHARED VOTING POWER

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10

SHARED DISPOSITIVE POWER

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,087,099 shares of Common Stock, consisting of 92,773,099 shares of common stock underlying debentures, 40,000,000 shares of common stock underlying warrants and 8,314,000 shares of common stock underlying Series B Preferred Stock

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.67% (based on 6,378,3720 shares outstanding)
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 29338 109	13D	Page 5 of 10 Pages

Item 1.

Security and Issuer.

This Statement relates to the common stock, $0.001 par value per share, of Enigma Software Group, Inc., a Delaware corporation (the “Issuer” or “Company”), with its principal executive offices at 150 Southfield Avenue, Suite 1432, Stamford, CT 06902.

Item 2.

Identity and Background.

This Statement is being filed by Dutchess Private Equities Fund, Ltd. (“DPEF”), Douglas Leighton (“Leighton”) and Michael Novielli (“Novielli”, together with DPEF and Leighton, “Dutchess”) each with a business address of 50 Commonwealth Avenue, Suite #2, Boston, MA 02116. Messrs. Leighton and Novielli are the Directors of DPEF. During the last five years neither DPEF, Leighton nor Novielli have (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Messrs. Leighton and Novielli are citizens of the United States.

Item 3.

Source or Amount of Funds or Other Consideration.

All purchases of the securities of Enigma Software Group, Inc. were made using working capital. As of the Date of Event which required the filing of this Statement, Dutchess used approximately $1,000,000 of its working capital to purchase securities convertible or exercisable into 141,087,099 shares of common stock of Enigma Software Group, Inc. and as an inducement for its past investments No other funds or other consideration were used in making such purchases. Specifically, Dutchess owns the following securities: (i) a convertible debenture issued on June 28, 2006 with a principal face amount of $1,000,000 (plus accrued interest thereon) convertible into shares of common stock at the lower of (a) $0.07 or (b) seventy-five percent (75%) of the lowest closing bid price of the common stock during the twenty (20) trading days immediately prior to a conversion notice (or approximately 41,752,690 shares of common stock as of the date of this filing); (ii) a convertible debenture issued on July 20, 2007 with a principal face amount of $500,000 (plus accrued interest thereon) convertible into shares of common stock at the lower of (a) $0.07 or (b) seventy-five percent (75%) of the lowest closing bid price of the common stock during the twenty (20) trading days immediately prior to a conversion notice (or approximately 51,020,409 shares of common stock as of the date of this filing); such debenture represents certain damages and penalties that were owed to Dutchess; (iii) a warrant issued on June 28, 2006 exercisable into 15,000,000 shares of common stock at $0.0098 per share; (iv) a warrant issued on July 20, 2007 exercisable into 25,000,000 shares of common stock at $0.01 per share; and (v) 8,314 shares of Series B Preferred Stock issued on April 14, 2008 to an entity controlled by the Reporting Persons; such shares of Series B Preferred Stock are convertible into 8,314,000 shares of common stock. Dutchess has the dispositive power over these debentures, warrants and Series B Preferred Stock and, in the event that any one or more of the debentures, warrants or Series B Preferred Stock is converted into shares of Enigma Software common stock, has the voting power over any such shares issued. The debentures, warrants or Series B Preferred Stock may be converted at the option of Dutchess on or before the maturity dates or expiration, as the case may be, and the Series B Preferred Stock may be converted into shares of common stock of the Company at any time but subject to Enigma Software’s call right to buy the shares back from Dutchess.

Item 4.

Purpose of the Transaction.

Dutchess acquired beneficial ownership of the Enigma securities to which this Statement relates for investment purposes.

Item 5.

Interest in Securities of the Issuer.

As of the Date of the Event which required the filing of this Statement, April 14, 2008, DPEF owned securities convertible or exercisable into 141,087,099 shares of Enigma Software Group, Inc., common stock, as more fully described above. The Enigma Securities securities owned by Dutchess as of April 14, 2008 represented approximately 95.67% of the issued and outstanding shares of Enigma Software common stock (on a fully diluted basis). As of April 14, 2008, Leighton and Novielli had shared voting and dispositive power of each of the 141,087,099 shares of Enigma Software common stock beneficially owned by Dutchess. Except as described herein and as previously disclosed in Enigma Software’s United States Securities and Exchange Commission filings, in the sixty days prior to April 14, 2008, the Date of the event requiring the filing of this Statement, Dutchess did not

CUSIP No. 29338 109	13D	Page 6 of 10 Pages

engage in any transactions involving Enigma Software’s common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.

Material to be filed as Exhibits.

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13D

Exhibit B

Joint Filing Agreement dated January 24, 2008 among Dutchess Private Equities Fund, Ltd., Douglas Leighton and Michael Novielli.

CUSIP No. 29338 109	13D	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008

Dutchess Private Equities Fund, Ltd.

By:	/s/ DOUGLAS LEIGHTON
Douglas Leighton Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ MICHAEL NOVIELLI
Michael Novielli Director

By:	/s/ Michael Novielli
Michael Novielli

By:	/s/ DOUGLAS LEIGHTON
Douglas Leighton

CUSIP No. 29338 109	13D	Page 8 of 10 Pages

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13D:

Exhibit A	Identification of entities which acquired the shares which are the subject of this Schedule 13D.
Exhibit B	Joint Filing Agreement among Dutchess Private Equities Fund, Ltd., Douglas Leighton and Michael Novielli.

CUSIP No. 29338 109	13D	Page 9 of 10 Pages

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13D.

Dutchess Private Equities Fund, Ltd. is a corporation formed under the laws of the Cayman Islands. Douglas Leighton and Michael Novielli are the Directors of Dutchess Private Equities Fund, Ltd.

Dutchess Private Equities Fund, Ltd.

By:	/s/ DOUGLAS LEIGHTON
Douglas Leighton Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ MICHAEL NOVIELLI
Michael Novielli Director

By:	/s/ Michael Novielli
Michael Novielli

By:	/s/ DOUGLAS LEIGHTON
Douglas Leighton

CUSIP No. 29338 109	13D	Page 10 of 10 Pages

Exhibit B

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated April 17, 2008 with respect to the shares of the common stock of Enigma Software Group, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: April 17, 2008

Dutchess Private Equities Fund, Ltd.

By:	/s/ DOUGLAS LEIGHTON
Douglas Leighton Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ MICHAEL NOVIELLI
Michael Novielli Director

By:	/s/ Michael Novielli
Michael Novielli

By:	/s/ DOUGLAS LEIGHTON
Douglas Leighton